Exhibit 99.1
trivago N.V.
Annual General Meeting of Shareholders
June 30, 2023 - 3:00 p.m. CEST

Voting Results

Resolution	For	Against	Abstain
Adoption of the annual accounts over the financial year 2022	2,121,178,780	187,355	253,546
Appointment of the external auditor for the financial year 2023	2,121,278,958	281,002	59,721
Release of the managing directors from liability for the exercise of their duties during the financial year 2022	2,120,662,608	697,476	259,597
Release of the supervisory directors from liability for the exercise of their duties during the financial year 2022	2,120,653,467	702,191	264,023
Appointment of T.J. Thomas as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027	2,121,213,795	303,816	102,070
Appointment of A.G. Lehnert as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027	2,121,125,416	337,470	156,795
Appointment of J.A. Ezz as managing director for a period expiring at the end of the annual general meeting to be held in the year 2027	2,121,132,647	342,369	144,665
Re-appointment of M.M. Tillmann as managing director for a period expiring at the end of the annual general meeting to be held in the year 2024	2,121,120,612	349,970	149,099
Appointment of R.T.J. Schrömgens as supervisory director for a period expiring at the end of the annual general meeting to be held in the year 2026	2,120,692,352	759,298	168,031
Approval of compensation of E. Hart for service as supervisory director (chairman of the supervisory board)	2,114,571,112	6,880,120	168,449
Amendment of articles of association	2,118,961,620	2,471,927	186,134
Cancellation of 20,000,000 class A shares	2,121,247,396	231,600	140,685
Authorization of the management board to acquire shares in the Company’s capital	2,121,144,400	333,462	141,819